SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Landec Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

514766 10 4

(CUSIP Number)

Frederick Frank, Lehman Brothers c/o HealthSTAR Communications, Inc., 100 Woodbridge Center Drive,

Suite 202, Woodbridge, NJ 07095-1125

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 19, 1999

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d–1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 514766104

1.	Names of Reporting Person. I.R.S. Identification No. of above person (entities only). FREDERICK FRANK

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds* PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization US CITIZEN

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,666,670

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,666,670

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,666,670

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) APPROXIMATELY 11.1%*

14.	Type of Reporting Person (See Instructions) IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

*

Based upon 13,332,294 shares of Common Stock outstanding plus 1,666,670 shares of Common Stock issuable upon the conversion of 50,000 shares of Series A-1 Preferred Stock and 116,667 shares of Series A-2 Preferred Stock held by Mr. Frank that were convertible as of November 19, 1999.

Item 1.	Security and Issuer
(a) – Securities: Series A-1 Preferred Stock and Series A-2 Preferred Stock
(b) – Issuer: Landec Corporation 3603 Haven Avenue Menlo Park, CA 94025

Item 2.	Identity and Background
(a) - Name of Person Filing: Frederick Frank (b) – Residence or Business Address: Lehman Brothers 745 7th Avenue New York, NY 10019

(c) – Present Principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Mr. Frank is Vice Chairman and Senior Managing Director of Lehman Brothers, Inc. located at 100 Woodbridge Center Drive, Suite 202, Woodbridge, NJ 07095-1125.

(d) – Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;

No.

(e) - Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the term of such judgment, decree or final order; and

No.

(f) – Citizenship

U.S. Citizen

Item 3.	Source and Amount of Funds or Other Consideration

On November 19, 1999, Mr. Frank purchased (i) 50,000 shares of Series A-1 Preferred Stock of Landec Corporation and (ii) 116,667 shares of Series A-2 Preferred Stock of Landec Corporation pursuant to a Series A Preferred Stock Purchase Agreement by and between Landec Corporation and Mr. Frank (the “Purchase Agreement”). Such shares are convertible at any time at the option of Mr. Frank into shares of Common Stock of Landec Corporation on a ten-for-one (10:1) basis. Therefore, as of November 19, 1999, Mr. Frank beneficially owned 1,666,670 shares of Common Stock, representing approximately 11.1% of the common stock outstanding, assuming the conversion of the Series A-1 and Series A-2 Preferred Stock.

Item 4.	Purpose of Transaction
The Shares were acquired pursuant to the Purchase Agreement.

Item 5.	Interest in Securities of the Issuer

(a) – State the aggregate number and percentage of the class securities identified pursuant to Item 1 beneficially owned by each person named in Item 2.  The above mention information should also be furnished with respect to persons who, together with any of the persons named in Item 1, comprise a group within the meaning of Section 13(d)(3) of the Act.

On November 19, 1999, 50,000 shares of Series A-1 Preferred Stock and 116,667 shares of Series A-2 Preferred Stock of Landec Corporation were acquired by Mr. Frank pursuant to the Purchase Agreement (as further described in Item 3 above). Such shares are convertible into Common Stock of Landec Corporation on a ten-for-one (10:1) basis. Therefore, as of November 19, 1999, Mr. Frank beneficially owned 1,666,670 shares of Common Stock, representing approximately 11.1% of the Common Stock outstanding, assuming the conversion of the Series A-1 and Series A-2 Preferred Stock.

(b) - For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote shared power to vote or to direct the vote, sole or shared power to dispose or to direct the disposition.  Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared.

As of November 19, 1999, Mr. Frank had the sole power to vote 1,666,670 shares of Common Stock.

(c) - Describe any transaction in the class of securities reported on that were effected during the past 60 days or since the most recent filing on Schedule 13d, whichever is less, by the persons named in response to paragraph (a).

None

(d) - If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item, and if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

None

(e) - if applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None

Item 7.	Material to Be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2002

/s/ Frederick Frank
FREDERICK FRANK

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)